SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K


                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16

                   under the Securities Exchange Act of 1934

                          For the month of May, 2003

                        Commission file number: 1-14872


                                 SAPPI LIMITED

                (Translation of registrant's name into English)


                              48 Ameshoff Street
                                 Braamfontein
                               Johannesburg 2001
                           REPUBLIC OF SOUTH AFRICA
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F   X           Form 40-F
                   -----                   -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                              -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                              -----

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes                 No   X
                -----               -----

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-
                                     -----

                          INCORPORATION BY REFERENCE


Sappi Limited's report for the second quarter ended March 2003, furnished by the Registrant under this Form 6-K, except for the second sentence of the section thereof entitled "Sappi is the World's Leading Producer of Coated Fine Paper", the reference in the first sentence of the twelfth paragraph to the Registrant's expectation that the swap agreements will have a beneficial impact on finance costs, the thirteenth paragraph, the fourteenth paragraph and the fifteenth paragraph of the section thereof entitled "Comment", the last sentence of the second paragraph of the section thereof entitled "Cash Flow and Debt", the last two sentences of the second paragraph, the third paragraph, the reference in the fifth paragraph to the Registrant's expectation with respect to the long term benefit and stabilization of costs and the reference in the sixth paragraph to the Registrant's expectation with respect to the signal of profit recovery of the section thereof entitled "Operating Review for the Quarter - Sappi Fine Paper - North America", the reference in the last sentence of the second paragraph to the Registrant's expectation with respect to the impact on its performance by improved prices and increased production of the section thereof entitled "Operating Review for the Quarter - Forest Products", the first sentence of the first paragraph of the section thereof entitled "Outlook", and Sappi Limited's press release dated May 8, 2003, announcing the quarter-end results, furnished by the Registrant under this Form 6-K, except for the fourth sentence, fifth sentence, the reference in the sixth sentence to the Registrant's expectation with respect to the signal of the beginning of a profit recovery and the last sentence of the third paragraph of the section thereof entitled "Divisional Review -- Fine Paper," the reference in the last sentence of the second paragraph to the Registrant's expectation with respect to the impact on its performance by improved prices and full production of the section thereof entitled "Forest Products," and the first paragraph of the section thereof entitled "Outlook," are incorporated by reference into the Registration Statement on Form S-8 of the Registrant (File No. 333-11304) and the Section 10(a) Prospectus dated April 3, 2001 relating to the offer and sale of the Registrant's shares to Participants under The Sappi Limited Share Incentive Scheme.

                          FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 ("the Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group's key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group's products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group's leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the filing of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

                                    SAPPI


                           The word for fine paper




                 Abridged Results for the second quarter and
                          half-year ended March 2003


                               FORM S-8 VERSION


                                SECOND QUARTER
                                     2003



                                  [Globe Graphic]

     SAPPI IS THE WORLDS LEADING
     PRODUCER OF COATED FINE PAPER


     Sappi is positioned for growth.
     This growth will be achieved by:

     o staying focused on branded coated fine paper, the fastest growing sector in the paper industry

     o growing our leading market shares in North America and Europe and entering new areas

     o    providing new innovative products and services

     o    continuing to improve the efficiencies of our world-class assets

     o supporting the coated fine paper business with a high level of pulp integration

-------------------------------------------------------------------------------

     Sales: where the product is sold*  [Pie Chart]    North America       36%
                                                       Europe              41%
                                                       Asia and Other       9%
                                                       Southern Africa     14%

     Sales by product group*            [Pie Chart]    Coated fine paper   66%
                                                       Uncoated fine paper  6%
                                                       Coated specialties   8%
                                                       Pulp                11%
                                                       Commodity Paper      8%
                                                       Other                1%

     Sales: where the product           [Pie Chart]    North American      34%
       is manufactured*                                Europe              44%
                                                       Southern Africa     22%

     Geographic ownership**             [Pie Chart]    Europe and ROW+     12%
                                                       Southern Africa     39%
                                                       North America       49%


*    for the half year ended March 2003
**   at end March 2003
+    Rest of the world


-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

     o    EPS UP ON PRIOR QUARTER

     o    MARKETS REMAIN TOUGH

     o    EURO STRENGTH BUFFERS PERFORMANCE

     o    RAND STRENGTH SQUEEZES SA MARGINS

-------------------------------------------------------------------------------
summary
-------------------------------------------------------------------------------
                                QUARTER  Quarter  Quarter  HALF-YEAR  Half-year
                                  ENDED    ended    ended      ENDED      ended
                                  MARCH     Dec.    March      MARCH      March
                                  2003      2002     2002       2003       2002
-------------------------------------------------------------------------------
Sales (US$ million)              1,095     1,019      871      2,114      1,703
-------------------------------------------------------------------------------
Operating profit (US$ million)     102        92      105        194        170
-------------------------------------------------------------------------------
Operating profit to sales (%)      9.3       9.0     12.1        9.2       10.0
-------------------------------------------------------------------------------
EBITDA * (US$ million)**           194       190      186        384        334
-------------------------------------------------------------------------------
EPS (US cents)                      25        23       25         48         35
-------------------------------------------------------------------------------
Headline EPS (US cents) **          25        23       26         48         40
-------------------------------------------------------------------------------

* EARNINGS BEFORE NON-TRADING PROFIT/LOSS AND BEFORE INTEREST, TAX, DEPRECIATION, AMORTISATION AND FELLINGS.

**   REFER TO NOTES 1 AND 2 OF THE SUPPLEMENTAL INFORMATION FOR
     RECONCILIATIONS OF THESE NUMBERS.


                                                                      sappi | 1

-------------------------------------------------------------------------------
comment
-------------------------------------------------------------------------------

Global events have led to continued uncertainty in our markets.

Pulp prices increased further in the quarter. NBSK prices increased by more than 25% or approximately US$120 per ton in Europe from January to the end of April. These increases have been caused at least in part by interrupted wood supply to some USA mills as a result of poor weather, low inventories and the strong Euro relative to the US dollar.

Pricing pressure has continued for coated fine paper in our main markets. In North America uncertainty about demand, a surge of Asian imports and active discounting by some competitors has resulted in slower than expected implementation of price increases. Average prices realised for US-produced sheet products have declined since December but imported products have shown some price improvement. In Europe price erosion has continued despite largely successful price increases in southern Europe.

Advertising spending, which is an important driver of coated paper demand, remains mixed. Advertising pages in the USA increased 5.3% this quarter and 9.1% in March from a low base a year earlier. In Europe there has not been any sustained increase in advertising spending.

Total European industry shipments of coated fine paper for the quarter improved by 5.5%, however, shipments to western Europe were only 1.5% higher compared to a year earlier. In the USA where there was an element of trading down and prices declined slightly, industry shipments were down 2.4%.

Against this background, the groups sales increased 7.5% compared to the December quarter and 25.7% compared to a year earlier, but most of the growth can be attributed to the inclusion of the Potlatch fine paper business, which we acquired in May last year.

Currency movements have had a major influence on our results this quarter. In general a stronger Euro favours the trading performances of our European business and a stronger Rand is detrimental to the Southern African business. Because we report in US dollars a stronger Euro and a stronger Rand have a positive translation effect on the results of the European and Southern African businesses and lead to an increase in liabilities and assets recorded in those currencies. The net positive effect of currency movements on shareholder equity this quarter was US$69 million.

Net profit was marginally below the same quarter last year at US$58 million and 11.5% above the quarter ended December. Basic and Diluted earnings per share were 25 US cents.

Costs of goods sold have been well controlled but reflect significant increases compared to a year ago as a result of the currency translation effect.


2 | sappi

Selling, General and Administration (SG&A) expenses were at the same level as the December quarter but 33% higher than a year earlier mainly as a result of the currency impact, increased insurance and higher pension costs, and the inclusion of the Potlatch coated paper business.

Group operating profit decreased 2.9% compared to a year earlier to US$102 million and increased 11% compared to the December quarter.

During the quarter we entered swaps for US$250 million of fixed interest debt to floating interest which will have a beneficial impact on finance costs. Finance costs for the quarter were US$27 million, US$3 million higher than the December quarter, largely as a result of the currency effect.

It is our intention to swap a further US$500 million to floating rates. We have finalised a US$500 million term loan of which 80% is at a fixed rate of approximately 4.3% and which will be used to repay existing debt.

Once these transactions have been completed floating rate debt will represent approximately 55% of gross debt and the effect on the finance costs rate will be a reduction of 1.5% at current market rates.

The effective tax rate of 23.5% is consistent with our expectations for the full year.

-------------------------------------------------------------------------------
cash flow and debt
-------------------------------------------------------------------------------

Cash generated by operations was US$194 million, 6.0% higher than a year earlier and 10.2% higher than the December quarter. Net working capital, however, increased by US$23 million partly as a result of increased inventories.

Capital expenditure for the half year was approximately 60% of depreciation, amortisation and fellings. Capital commitments increased from the prior quarter by US$51 million to US$306 million. For the full year we expect capital expenditure to approach the level of depreciation.

During the quarter we re-purchased approximately 900,000 shares at an average price of US$13.65 per share.


                                                                     sappi | 3

-------------------------------------------------------------------------------
operating review for the quarter
-------------------------------------------------------------------------------
sappi fine paper
-------------------------------------------------------------------------------
                                   QUARTER ENDED    Quarter ended
                                      MARCH 2003       March 2002        %
                                     US$ MILLION      US$ million      change
-------------------------------------------------------------------------------
Sales                                        904              734        23.2
-------------------------------------------------------------------------------
Operating profit                              72               62        16.1
-------------------------------------------------------------------------------
Operating profit to Sales (%)                8.0              8.4           -
-------------------------------------------------------------------------------

The fine paper business grew its sales volume by 15% compared to a year earlier, mainly as a result of the inclusion of the Potlatch fine paper business. Our geographic spread continues to help us maintain reasonable performance in the face of currency volatility and weak markets particularly in the USA. We have continued to curtail production in order to manage our output to customer demand levels.

Our first quarter report reflected 32,000 tons of European sales in the USA as North American sales, which, in accordance with our practice of reporting sales in the manufacturing region, should have been shown as European sales. This has been restated and had no effect on total sales or on regional or group profit.

EUROPE
-------------------------------------------------------------------------------
                             QUARTER ENDED   Quarter ended
                                MARCH 2003      March 2002   % change  % change
                               US$ MILLION     US$ million      (US$)    (Euro)
-------------------------------------------------------------------------------
Sales                                  503             433       16.2     (4.8)
-------------------------------------------------------------------------------
Operating profit                        42              65      (35.4)   (47.0)
-------------------------------------------------------------------------------
Operating profit to Sales(%)           8.3            15.0          -        -
-------------------------------------------------------------------------------


4 | sappi

Apparent consumption for coated fine paper in Europe was almost flat compared to last year and prices remained under pressure. Our average prices achieved in Euros were approximately 4% below the December quarter reflecting primarily the effect of the weaker dollar on export proceeds. In addition, margins were squeezed by higher pulp prices resulting in a 35.4% drop in operating income to US$42 million. The stronger Euro buffered the performance of the business, which purchases over half of its pulp requirements, much of it in US dollars and had a favourable impact on the translation of the results to dollars.

NORTH AMERICA
-------------------------------------------------------------------------------
                                   QUARTER ENDED    Quarter ended
                                      MARCH 2003       March 2002          %
                                     US$ MILLION      US$ million      change
-------------------------------------------------------------------------------
Sales                                        338              251        34.7
-------------------------------------------------------------------------------
Operating profit                              20              (10)          -
-------------------------------------------------------------------------------
Operating profit to Sales(%)                 5.9                -           -
-------------------------------------------------------------------------------
Market conditions remain difficult.

Following the acquisition of the Potlatch fine paper business, we took a long term view and rationalised our brands and merchant distribution, which resulted in discontinuing certain products and merchant relationships to focus on our strengths. In the process we had a short term loss of volume and market share exacerbated by our efforts to increase prices in the face of others discounting. Recovery is underway with momentum building. We expect to regain the lost share and will have a stronger and better distribution network as a result.

In spite of difficult wood sourcing conditions in Minnesota, we are still on target to achieve synergies of at least US$80 million in the current year, from the Potlatch acquisition.

Higher wood and energy prices had an unfavourable effect of approximately US$8 million for the quarter compared to last year and total pension and medical costs were approximately US$4 million higher than last year adjusted for the inclusion of the Potlatch fine paper business.

Our North American business amended its early-retirement medical plans during the quarter to reduce its liability and on-going funding cost. This resulted in a one-off credit of approximately US$10 million in the quarter and will have a long term benefit and will stabilise these costs in the future.

The operating profit of US$20 million for the quarter compared to a loss of US$10 million a year earlier is still disappointing but signals the beginning of a profit recovery.


                                                                     sappi | 5

FINE PAPER SOUTH AFRICA
-------------------------------------------------------------------------------
                             QUARTER ENDED   Quarter ended
                                MARCH 2003      March 2002   % change  % change
                               US$ MILLION     US$ million      (US$)    (Rand)
-------------------------------------------------------------------------------
Sales                                   63              50       26.0     (8.1)
-------------------------------------------------------------------------------
Operating profit                        10               7       42.9      4.2
-------------------------------------------------------------------------------
Operating profit to Sales(%)          15.9            14.0          -        -
-------------------------------------------------------------------------------
The South African business has experienced increased competition from imports in the domestic markets as a result of the strengthening of the Rand. It has increased its margins slightly as a result of tight cost control and has achieved a significant increase in operating profit as a result of the currency translation to US dollars. However, it is under severe price pressure and margins will not be maintained as prices are discounted to reflect the changed currency conditions and the threat of imports.

FOREST PRODUCTS
-------------------------------------------------------------------------------
                             QUARTER ENDED   Quarter ended
                                MARCH 2003      March 2002   % change  % change
                               US$ MILLION     US$ million      (US$)    (Rand)
-------------------------------------------------------------------------------
Sales                                  191             137       39.4      1.7
-------------------------------------------------------------------------------
Operating profit                        27              42      (35.7)   (53.1)
-------------------------------------------------------------------------------
Operating profit to Sales(%)          14.1            30.7          -        -
-------------------------------------------------------------------------------

Pulp prices in dollars have continued to increase and the impact is now being seen in dissolving pulp prices, but as most of these products are sold on quarterly prices very little benefit was reflected in this quarter. The strength of the Rand, up 16% against the US dollar since the previous quarter, has depressed the business export margins and will also affect domestic margins in the coming quarter.

The supply/demand balance for dissolving pulp has been tightened by improved demand for textiles and the announced closure of a major dissolving pulp mill in the USA. The Saiccor mill has returned to full production and this plus the sharp improvement in pulp prices will have a positive impact on our performance in the quarter ahead.

In the domestic market demand remained strong in the quarter. There is a risk, however, that the stronger Rand will dampen economic activity and increase the competitiveness of imported paper.


6 | sappi

-------------------------------------------------------------------------------
outlook
-------------------------------------------------------------------------------

Although the market conditions remain difficult and unpredictable, the recent boost in the US business confidence index may indicate a positive change in the future. Pulp prices have moved up strongly since the start of the year and consumer and producer pulp inventories remain low but, at the same time, there is severe price pressure from imports on paper prices in the USA and downward pressure from discounting in Europe.

The continued weakness of markets in Europe and the disruption of economic growth in Asia, particularly in China and Hong Kong, together with the changes in energy costs and the volatility in the currencies in which we operate make it increasingly difficult to predict earnings accurately. It will be a challenge to meet our earlier forecast that we expect the full year earnings per share to exceed those of the previous year. That continues to be our aim. While the changes in prices and currency movements have an immediate effect on our revenue line, the benefits associated with lower input costs resulting from a change in energy prices and currency movements tend to come through more slowly. It is, therefore, clear that our earnings per share for the third quarter will not match those of the immediate past quarter.


On behalf of the Board

E VAN AS
DIRECTOR

D G WILSON
DIRECTOR

8 May 2003



SAPPI LIMITED

(Registration number 1936/008963/06)
JSE CODE: SAP
ISIN CODE: ZAE 000006284


                                                                     sappi | 7

-------------------------------------------------------------------------------
forward-looking statements
-------------------------------------------------------------------------------

CERTAIN STATEMENTS IN THIS RELEASE THAT ARE NEITHER REPORTED FINANCIAL RESULTS NOR OTHER HISTORICAL INFORMATION, ARE FORWARD-LOOKING STATEMENTS, INCLUDING BUT NOT LIMITED TO STATEMENTS THAT ARE PREDICTIONS OF OR INDICATE FUTURE EARNINGS, SAVINGS, SYNERGIES, EVENTS, TRENDS, PLANS OR OBJECTIVES. UNDUE RELIANCE SHOULD NOT BE PLACED ON SUCH STATEMENTS BECAUSE, BY THEIR NATURE, THEY ARE SUBJECT TO KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES AND CAN BE AFFECTED BY OTHER FACTORS, THAT COULD CAUSE ACTUAL RESULTS AND COMPANY PLANS AND OBJECTIVES TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED IN THE FORWARD-LOOKING STATEMENTS (OR FROM PAST RESULTS). SUCH RISKS, UNCERTAINTIES AND FACTORS INCLUDE, BUT ARE NOT LIMITED TO THE HIGHLY CYCLICAL NATURE OF THE PULP AND PAPER INDUSTRY (AND THE FACTORS THAT CONTRIBUTE TO SUCH CYCLICALITY, SUCH AS LEVELS OF DEMAND, PRODUCTION CAPACITY, PRODUCTION AND PRICING), ADVERSE CHANGES IN THE MARKETS FOR THE GROUPS PRODUCTS, CONSEQUENCES OF SUBSTANTIAL LEVERAGE, CHANGING REGULATORY REQUIREMENTS, UNANTICIPATED
PRODUCTION DISRUPTIONS, ECONOMIC AND POLITICAL CONDITIONS IN INTERNATIONAL MARKETS, THE IMPACT OF INVESTMENTS, ACQUISITIONS AND DISPOSITIONS (INCLUDING RELATED FINANCING), ANY DELAYS, UNEXPECTED COSTS OR OTHER PROBLEMS EXPERIENCED WITH INTEGRATING ACQUISITIONS AND ACHIEVING EXPECTED SAVINGS AND SYNERGIES AND CURRENCY FLUCTUATIONS. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY OF THESE FORWARD-LOOKING STATEMENTS, WHETHER TO REFLECT NEW INFORMATION OR FUTURE EVENTS OR CIRCUMSTANCES OR OTHERWISE.


8 |sappi

                               [Globe Graphic]






             ----------------------------------------------------

                           Financial results for the
                 second quarter and half-year ended March 2003

             ----------------------------------------------------


                               FORM S-8 VERSION





                                                                     sappi | 9

-----------------------------------------------------------------------------------------------------------
group income statement
-----------------------------------------------------------------------------------------------------------

                                 REVIEWED      Reviewed                 REVIEWED      Reviewed
                                  QUARTER       Quarter                HALF-YEAR     Half-year
                                    ENDED         ended                    ENDED         ended
                               MARCH 2003    March 2002               MARCH 2003    March 2002
                              US$ MILLION   US$ million   % change   US$ MILLION   US$ million    % change
-----------------------------------------------------------------------------------------------------------

SALES                               1,095           871       25.7         2,114         1,703        24.1
Cost of sales*                        912           705      1,758         1,410
                              -----------------------------------------------------------------------------
Gross profit                          183           166       10.2           356           293        21.5
Selling, general &
   administrative expenses*            81            61        162          123
                              -----------------------------------------------------------------------------
OPERATING PROFIT                      102           105       (2.9)          194           170        14.1
Non-trading (profit) loss              (1)            7                       (1)           19
Net finance costs                      27            13                       51            38

                                    -------       -------                  -------       -------
Net paid                            |  29 |       |  18 |                  |  54 |       |  43 |
Capitalised                         |  (5)|       | (10)|                  | (11 |)      | (17)|
Net foreign exchange losses         |   3 |       |   1 |                  |   8 |       |   8 |
Change in fair value of             |     |       |     |                  |     |       |     |
   financial instruments            |   - |       |   4 |                  |   - |       |   4 |
                                    |     |       |     |                  |     |       |     |
                                    -------       -------                  -------       -------
                              -----------------------------------------------------------------------------
PROFIT BEFORE TAX                      76            85      (10.6)          144           113         27.4
Taxation - current                     17            25                       31            16
         - deferred                     1             1                        3            16
                              -----------------------------------------------------------------------------
NET PROFIT                             58            59       (1.7)          110            81         35.8
                              -----------------------------------------------------------------------------
EARNINGS PER SHARE (US CENTS)          25            25                       48            35

Weighted average number of
   shares in issue (millions)       229.4         230.6                    229.8         230.2
Diluted earnings per share
   (US cents)                          25            25                       47            35
Weighted average number
   of shares on fully diluted
   basis (millions)                 232.1         234.3                    232.5         233.6


*    REALLOCATION OF DELIVERY CHARGES. REFER TO NOTE 2 FOR FURTHER DETAILS.



10 | sappi

-------------------------------------------------------------------------------
group balance sheet
-------------------------------------------------------------------------------
                                             REVIEWED            Audited
                                           MARCH 2003         Sept. 2002
                                          US$ MILLION        US$ million
--------------------------------------------------------------------------
ASSETS
NON-CURRENT ASSETS                              3,934              3,639

                                             ----------          ---------
Property, plant and equipment                |  3,388 |          | 3,189 |
Plantations                                  |    400 |          |   298 |
Deferred taxation                            |      6 |          |     6 |
Other non-current assets                     |    140 |          |   146 |
                                             ----------          ---------

CURRENT ASSETS                                  1,199              1,002

                                             ----------          ---------
Cash and cash equivalents                    |    203 |          |   161 |
Trade and other receivables                  |    325 |          |   282 |
Prepaid income taxes                         |      3 |          |    38 |
Inventories                                  |    668 |          |   521 |
                                             ----------          ---------
                                          --------------------------------
Total assets                                    5,133              4,641
                                          --------------------------------

EQUITY AND LIABILITIES
SHAREHOLDERS' EQUITY
  Ordinary shareholders' interest               1,836              1,601

MINORITY INTEREST                                   2                  2

NON-CURRENT LIABILITIES                         2,171              2,110

                                             ----------          ---------
  Interest-bearing borrowings                |  1,457 |          | 1,455 |
  Deferred taxation                          |    465 |          |   399 |
  Other non-current liabilities              |    249 |          |   256 |
                                             ----------          ---------

CURRENT LIABILITIES                             1,124                928

                                             ----------          ----------
  Interest-bearing borrowings and            |        |          |        |
    bank overdraft                           |    255 |          |   125  |
  Taxation payable                           |     74 |          |    48  |
  Other current liabilities                  |    795 |          |   755  |
                                             ----------          ----------
                                          ---------------------------------
TOTAL EQUITY AND LIABILITIEs                    5,133              4,641
                                          ---------------------------------

Number of shares in issue at
  balance sheet date (millions)                 229.2              230.2


                                                                    sappi | 11


------------------------------------------------------------------------------------
group cash flow statement
------------------------------------------------------------------------------------
                                 REVIEWED      Reviewed       REVIEWED      Reviewed
                                  QUARTER       Quarter      HALF-YEAR     Half-year
                                    ENDED         ended          ENDED         ended
                               MARCH 2003    March 2002     MARCH 2003    March 2002
                              US$ MILLION   US$ million    US$ MILLION   US$ million
-------------------------------------------------------------------------------------

Cash generated by
  operations                          194           183            370           313

Movement in working capital           (23)          (31)          (165)         (131)

Net finance costs                     (31)          (23)           (61)          (55)

Taxation recovered (paid)              30           (58)            25           (59)

Dividends paid                        (65)          (60)           (65)          (60)
                              -------------------------------------------------------
CASH RETAINED FROM OPERATING
  ACTIVITIES                          105            11            104             8

Cash effects of investing
  activities                          (65)          (43)          (105)         (106)
                              -------------------------------------------------------
                                       40           (32)            (1)          (98)

Cash effects of financing
  activities                          (22)          (90)            34          (205)
                              -------------------------------------------------------
NET MOVEMENT IN CASH AND
CASH EQUIVALENTS                       18          (122)            33          (303)
                              -------------------------------------------------------



-------------------------------------------------------------------------------
group statement of changes in shareholders' equity
-------------------------------------------------------------------------------
                                                REVIEWED       Reviewed
                                               HALF-YEAR      Half-year
                                                   ENDED          ended
                                              MARCH 2003     March 2002
                                             US$ MILLION    US$ million
-------------------------------------------------------------------------------

Balance - beginning of year                        1,601          1,503
Net profit                                           110             81
Foreign currency translation reserve                 223           (174)
Revaluation of movement in share capital
  and share premium                                    3              -
Revaluation of derivative instruments                (17)            11
Dividends declared - US$0.28
  (2002: US$0.26) per share                          (65)           (60)
Share buybacks net of transfers
  to participants of the share purchase trust        (19)             3
                                               --------------------------------
Balance - end of period                            1,836          1,364
                                               --------------------------------

12 | sappi

-------------------------------------------------------------------------------
notes to the group results
-------------------------------------------------------------------------------

1.   BASIS OF PREPARATION

     The group results have been prepared in conformity with South African Statements of Generally Accepted Accounting Practice (SA GAAP). Sappi has changed its accounting policy with regard to the translation of equity categories to conform with the requirements of AC 430 (Reporting currency
     - Translation from measurement currency to presentation currency), the effects of which are negligible. All of the other accounting policies are the same as those in the September 2002 annual financial statements.

     The financial results for the quarter have been reviewed by the group's auditors, Deloitte & Touche. Their report is available for inspection at the company's registered offices.

2.   REALLOCATION OF COSTS

     In prior years, a portion of delivery charges was included in selling, general and administrative expenses. It is now considered more appropriate to reflect all delivery charges under cost of sales. The effect is to increase cost of sales and decrease selling, general and administrative expenses by US$21 million for the quarter (December 2002:
     US$20 million; March 2002: US$15 million) and US$41 million for the half-year end (March 2002: US$31 million.)


                                                                    sappi | 13

-------------------------------------------------------------------------------
notes to the group results (continued)
-------------------------------------------------------------------------------
                                  REVIEWED    Reviewed    REVIEWED    Reviewed
                                   QUARTER     Quarter   HALF-YEAR   Half-year
                                     ENDED       ended       ENDED       ended
                                MARCH 2003  March 2002  MARCH 2003  March 2002
                               US$ MILLION US$ million US$ MILLION US$ million
------------------------------------------------------------------------------
3. OPERATING PROFIT
   Included in operating profit are:
      Depreciation                      85          72         170         144
      Fellings*                          1           5           9          12
      Amortisation                       6           4          11           8
   ---------------------------------------------------------------------------
                                        92          81         190         164
   ---------------------------------------------------------------------------
4. CAPITAL EXPENDITURE
   Property, plant and equipment        62          37         100          99
   Plantations                           7           5          13          10
   ---------------------------------------------------------------------------
                                        69          42         113         109
   ---------------------------------------------------------------------------

                                                          REVIEWED     Audited
                                                        MARCH 2003  Sept. 2002
                                                       US$ MILLION US$ million
   ---------------------------------------------------------------------------
5. CAPITAL COMMITMENTS
   Contracted but not provided                                 137          55
   Approved but not contracted                                 169         173
   ---------------------------------------------------------------------------
                                                               306         228
   ---------------------------------------------------------------------------
6. CONTINGENT LIABILITIES
   Guarantees and suretyships                                   73          66
   Other contingent liabilities                                 14          14
   ---------------------------------------------------------------------------

* the amount charged against the income statement representing the standing cost of the plantations harvested


14 | sappi

SUPPLEMENTAL INFORMATION
------------------------------------------------------------------------------
additional information
------------------------------------------------------------------------------
                                  Reviewed    Reviewed    Reviewed    Reviewed
                                   Quarter     Quarter   Half-year   Half-year
                                     ended       ended       ended       ended
                                March 2003  March 2002  March 2003  March 2002
                               US$ million  US$million US$ million US$ million
------------------------------------------------------------------------------
1. OPERATING PROFIT TO
   EBITDA * RECONCILIATION
   Operating profit per the
   Group Income Statement              102         105         194         170
   Depreciation                         85          72         170         144
   Fellings                              1           5           9          12
   Amortisation                          6           4          11           8
------------------------------------------------------------------------------
   EBITDA *                            194         186         384         334
------------------------------------------------------------------------------
* earnings before non-trading profit/loss and before interest, tax, depreciation, amortisation and fellings

The above financial measure (EBITDA) is presented to assist our shareholders and the investment community in interpreting our financial results. This financial measure is regularly used and compared between companies in our industry.

2. CALCULATION OF HEADLINE EARNINGS NET OF TAX
Net profit per the Group Income
   Statement                            58          59         110          81
(Profit) loss on disposal of
   business and fixed assets            (1)          1          (1)          1
Mill closure costs                       1           1           1           5
Debt restructuring costs                                                  6
------------------------------------------------------------------------------
Headline earnings **                    58          61         110          93
------------------------------------------------------------------------------
Headline earnings per share             25          26          48          40
Weighted average number of shares
   in issue (millions)               229.4       230.6       229.8       230.2
Diluted headline earnings per share     25          26          47          40
Weighted average number of shares
   on fully diluted basis (millions) 232.1       234.3       232.5       233.6

** Headline earnings as defined in circular 7/2002 issued by South African Institute of Chartered Accountants, separates from earnings all items of a capital nature. It is not neccessarily a measure of sustainable earnings. It is a listing requirement of the JSE Securities Exchange South Africa to disclose headline earnings per share.

    Headline earnings per share has been restated as required by the new JSE Securities Exchange South Africa Listing Requirements.

    For Sappi the only change in headline earnings is that there are no longer any adjustments for movements in restructuring provisions.

    The impact on headline earnings per share and diluted headline earnings per share is negligible for all periods except for the half-year ended March 2002 where diluted headline earnings per share increased by 1 US cent to 40 US cents.

                                            March  December  September     June     March
                                             2003      2002       2002     2002      2002
-----------------------------------------------------------------------------------------

3. EXCHANGE RATES
Exchange rates:
Period end rate: US$1 = ZAR                7.9550    8.7200    10.5400  10.3600   11.3100
Average rate for the Quarter: US$1 = ZAR   8.3550    9.7265    10.4818  10.6581   11.4547
Average rate for the YTD: US$1 = ZAR       9.0866    9.7265    10.5393  10.5443   10.5887
Period end rate: EUR 1 = US$               1.0729    1.0387     0.9789   0.9920    0.8724
Average rate for the Quarter: EUR 1 = US$  1.0686    0.9995     0.9850   0.9196    0.8750
Average rate for the YTD: EUR 1 = US$      1.0334    0.9995     0.9188   0.8997    0.8844


The financial results of entities with reporting currencies other than the US Dollar are translated into US Dollars as follows:
- Assets and liabilities at rates of exchange ruling at period end; and
- Income, expenditure and cash flow items at average exchange rates.
------------------------------------------------------------------------------

                                                                    sappi | 15

SUPPLEMENTAL INFORMATION
-----------------------------------------------------------------------------------------------------------
regional information


-----------------------------------------------------------------------------------------------------------
                                         Reviewed    Reviewed                Reviewed    Reviewed
                                          Quarter     Quarter               Half-year   Half-year
                                            ended       ended                   ended       ended
                                       March 2003  March 2002              March 2003  March 2002
                                      US$ million US$ million   % change  US$ million US$ million  % change
-----------------------------------------------------------------------------------------------------------

Sales - Metric tons (000's)
Fine Paper -      North America*              343         234       46.6          711         452      57.3
                  Europe*                     592         559        5.9        1,117       1,077       3.7
                  Southern Africa              69          80      (13.8)         143         153      (6.5)
-----------------------------------------------------------------------------------------------------------
                  Total                     1,004         873       15.0        1,971       1,682      17.2
Forest Products - Pulp and paper operations   395         346       14.2          732         672       8.9
                  Forestry operations         309         275       12.4          607         509      19.3
-----------------------------------------------------------------------------------------------------------
Total                                       1,708       1,494       14.3        3,310       2,863      15.6
-----------------------------------------------------------------------------------------------------------
Sales
Fine Paper -      North America*              338         251       34.7          707         490      44.3
                  Europe*                     503         433       16.2          937         843      11.2
                  Southern Africa              63          50       26.0          122          98      24.5
-----------------------------------------------------------------------------------------------------------
                  Total                       904         734       23.2        1,766       1,431      23.4
Forest Products - Pulp and paper operations   178         129       38.0          323         255      26.7
                  Forestry operations          13           8       62.5           25          17      47.1
-----------------------------------------------------------------------------------------------------------
                  Total                     1,095         871       25.7        2,114       1,703      24.1
-----------------------------------------------------------------------------------------------------------
Operating profit
Fine Paper -      North America                20         (10)                    29         (20)
                  Europe                       42          65      (35.4)          81         104     (22.1)
                  Southern Africa              10           7       42.9           19          14      35.7
-----------------------------------------------------------------------------------------------------------
                  Total                        72          62       16.1          129          98      31.6
Forest Products                                27          42      (35.7)          61          64      (4.7)
Corporate                                       3           1      200.0            4           8     (50.0)
-----------------------------------------------------------------------------------------------------------
Total                                         102         105       (2.9)         194         170      14.1
-----------------------------------------------------------------------------------------------------------


* Our first quarter report reflected 32,000 tons and US$31 million of European sales in the USA as USA sales, which, in accordance with our practice of reporting sales in the manufacturing region, should have been shown as European sales. This has been restated and had no effect on total sales or on regional or group profit.


16 | sappi

                            SAPPI ORDINARY SHARES


[Chart graphing ordinary share prices in South African Rand from January 1, 2001 to May 5, 2003]






[Chart graphing ordinary share prices in South African Rand from January 1, 2001 to May 5, 2003]

                                                                    sappi | 17

------------------------------------------------------------------------------
notes
------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------


18 | sappi

       -----------------------------------------------------------------
       | This report is available on the Sappi website - www.sappi.com |
       -----------------------------------------------------------------



                               [Globe Graphic]



  Other interested parties can obtain printed copies of this report from:


  SOUTH AFRICA:              UNITED STATES          UNITED KINGDOM:
  Computershare Investor     ADR DEPOSITARY:        Capita IRG plc
  Services Limited           Bank of New York       Bourne House
  70 Marshall Street         ADR Department         34 Beckenham Road
  Johannesburg 2001          101 Barclay Street     Beckenham, Kent
  P.O. Box 61051             New York, NY 10286     BR3 4TU, DX 91750
  Marshalltown 2107          Tel +1 212 815-5800    Beckenham West
  Tel +27 (0)11 370-5000                            Tel +44 (0)208 639-2157
                                www.sappi.com

              Printed on Sappi HannoArt Silk 250g/m2 and 150g/m2

                                                                  FCB Jon$$ons

SAPPI

PRESS RELEASE
Johannesburg, 8 May 2003


SAPPI INCREASES EARNINGS PER SHARE IN TOUGH MARKETS


Sappi, the world's leading producer of coated fine paper, today announced results for the second quarter to March 2003.


HIGHLIGHTS

     o Markets remain tough
     o EPS up 8.7% on prior quarter
     o Euro strength buffers performance
     o Rand strength squeezes SA margins
     o Robust cash generation


Introducing the results, Sappi Chairman, Eugene van As, said that Jonathan Leslie, the newly appointed CEO, who had joined the group a month ago, would in future announce the company's results. He continued:


"These results were achieved in very uncertain markets. Coated fine paper prices were under pressure in our main markets. In North America uncertainty about demand, a surge of Asian imports and active discounting by some competitors has resulted in slower than expected implementation of our price increases.


"Average prices for US-produced sheet products have declined since December but imported products have shown some price improvement. In Europe price erosion has continued despite largely successful price increases in Southern Europe. Advertising spending, an important driver of coated paper demand, remained mixed, with increases in the USA off a low base, but no sustained increase in Europe.

"Against this tough background, we managed to achieve a reasonable performance. Our leadership position across the major markets, supported by our excellent distribution systems and pulp integration strategy, left us better positioned than many of our competitors."


RESULTS FOR THE QUARTER


Currency movements had a major influence on results. A stronger Euro favours the trading performances of Sappi's European business and a stronger Rand is detrimental to the Southern African business. As the group reports in US dollars, a stronger Euro and a stronger Rand have a positive translation effect on the results of the European and Southern African businesses and leads to an increase in liabilities and assets recorded in those currencies. The net positive effect of currency movements on shareholder equity this quarter was US$69 million.


Net profit was marginally below the same quarter last year at US$58 million and 11.5% above the quarter ended December. Basic and diluted earnings per share were 25 US cents.


Costs of goods sold have been well controlled but reflect significant increases compared to a year ago as a result of the currency translation effect.


Selling, General and Administration (SG&A) expenses were at the same level as the December quarter but 33% higher than a year earlier mainly as a result of the currency impact, increased insurance and higher pension costs and the inclusion of the Potlatch coated paper business.


Group operating profit decreased 2.9% compared to a year earlier to US$102 million, and increased 11% compared to the December quarter.

Cash generated by operations was US$194 million, 6.0% higher than a year earlier and 10.2% higher than the December quarter. However, net working capital increased by US$23 million partly as a result of increased inventories.


Net debt declined slightly to US$1,509 million from US$1,525 million in March after the dividend payment of US$65 million in the quarter. At constant September 2002 exchange rates, net debt at March 2003 would have been in line with the September 2002 level of US$1,419 million. The ratio of net debt to total capitalisation declined to 35.4% from 36.7%, well within our target range.


DIVISIONAL REVIEW

FINE PAPER


The fine paper business grew sales volume by 15%, with operating profit increasing by 16.1% to US$72 million. The group has continued to curtail production in order to manage output to customer demand levels.

In Europe, consumption of coated fine paper was flat and prices remained under pressure. Margins were squeezed by higher pulp prices and lower paper prices, resulting in a 35.4% drop in operating income to US$42 million. However, the stronger Euro buffered the performance with dollar pulp purchases impacting favourably on results.

In North America, market conditions remained difficult. Following the acquisition of Potlatch, certain products and merchant relationships were discontinued to focus on Sappi's core strengths. This resulted in a short-term loss of volume and market share. Recovery is underway with momentum building. We expect to regain the lost share and will have a stronger and better distribution network as a result. The operating profit of US$20 million compared to a previous quarter loss of US$10 million is still disappointing, but signals the beginning of a profit recovery. In spite of difficult wood sourcing conditions in Minnesota, we are still on target to achieve synergies of at least US$80 million in the current year.

Competition in the South African business increased due to imports in the domestic markets following the strong Rand. Margins increased slightly due to tight cost control, with operating profit increasing by 42.9% as a result of the currency translation to US dollars. However, margins will not be maintained as prices are discounted to reflect the changed currency conditions and the threat of imports.


Commenting on the fine paper's overall performance, Bill Sheffield, Fine Paper CEO, said:


"We managed to increase sales volumes and operating profits in difficult conditions, largely as a result of the inclusion of the Potlatch fine paper business. This, plus our geographic spread, helped us maintain a reasonable performance in the face of currency volatility and weaker markets."


FOREST PRODUCTS


Although pulp prices in dollars have continued to increase and the impact is now being seen in dissolving pulp prices, little benefit was reflected in the quarter as most of these products are sold on quarterly prices. The strength of the Rand has depressed the business' export margins. The operating profit declined 36% compared to a year ago to US$27 million.


The supply/demand balance for dissolving pulp has been tightened by improved demand for textiles and the announced closure of a major dissolving pulp mill in the USA. The Saiccor mill has returned to full production and together with the sharp improvement in pulp prices will have a positive impact in the quarter ahead.


John Job, Chairman of Sappi's South African businesses, said:


"Domestic market demand was strong. However, if the Rand maintains its momentum, economic activity will slow and local markets will experience strong downward pressure on prices."

OUTLOOK


Looking forward, Van As said that although market conditions remain difficult and unpredictable, the recent boost in the US business confidence index may indicate a positive change in the future.


"There is great uncertainty in our markets. Pulp prices have moved up strongly since the start of the year and consumer and producer pulp inventories remain low. At the same time, there is severe price pressure from imports on paper prices in the USA and downward pressure from discounting in Europe."


Van As said that the continued weakness of markets in Europe and the disruption of economic growth in Asia, particularly in China and Hong Kong, together with the changes in energy costs and the volatility in the currencies in which we operate, make it increasingly difficult to predict earnings accurately. He indicated that it will be a challenge for the group to meet its earlier forecast that full year earnings per share are expected to exceed those of last year but that remains our aim.


"However, changes in prices and currency movements have an immediate effect on our revenue line, while the benefits associated with lower input costs resulting from a change in energy prices and currency movements tend to come through more slowly. It is therefore clear that our third quarter earnings per share will not match those of the immediate past quarter."


ends


FORWARD-LOOKING STATEMENTS

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, changing regulatory requirements, unanticipated production disruptions, economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.


Issued by:


Brunswick South Africa on behalf of Sappi Limited
Tel + 27 (0) 11 268 5750
Fax + 27 (0) 11 268 5747


For further information contact:


Robert Hope, Director Strategic Development
Sappi Limited
Tel +27(0) 11 407 8492
Fax +27(0) 11 403 1493
Robert.Hope@za.sappi.com


Andre F Oberholzer, Corporate Affairs and Communication Manager
Sappi Limited
Tel +27(0) 11 407 8044
Fax +27(0) 11 403 8236
Mobile +27(0) 82 906 0638
Andre.Oberholzer@za.sappi.com

                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    SAPPI LIMITED

                                      by   /s/ D.G. Wilson
                                        -----------------------------------
                                        Name:  D.G. Wilson
                                        Title: Executive Director: Finance


Date:  May 28, 2003